UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )

GOGO INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

380446C 10 9

(CUSIP Number)

Thorndale Farm, LLC

59 Front Street

Millbrook, New York 12545

(845) 704-0845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Illinois
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 13,046,748
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 13,046,748
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,046,748
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.36%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Oakleigh Thorne
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 24,643,183
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 24,643,183
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,643,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13	Percent of Class Represented by Amount in Row (11) 29.02%
14	Type of Reporting Person (See Instructions) IN

*	Excludes shares held by AC Partners LLLP of which Mr. Thorne may be deemed to share beneficial ownership. Blumenstein/Thorne Information Partners II, L.P. and Blumenstein/Thorne Aircell Partners, L.P. are each the general partner of AC Partners LLLP. Blumenstein/Thorne Information Partners L.L.C. is the general partner of Blumenstein/Thorne Information Partners II, L.P., Blumenstein/Thorne Aircell Partners, L.P. and BTIP II 2008, L.P. Mr. Thorne holds a 50% voting interest in Blumenstein/Thorne Information Partners L.L.C.

13D

CUSIP No. 380446C 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) OTAC (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 11,596,425
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 11,596,425
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,596,425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.66%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) TACA (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,833,425
	8	Shared Voting Power —
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 5,833,425
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.87%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) TACA II (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,763,000
	8	Shared Voting Power —
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 5,763,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.79%
14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Gogo Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 1250 N. Arlington Heights Road, Suite 500, Itasca, Illinois 60143.

Item 2.	Identity and Background.

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Thorndale Farm, LLC, an Illinois limited liability company, by virtue of the dispositive authority granted under the Amended and Restated Master Service Agreement described under Item 6 hereof, (the “Service Agreement”), for the management of the investments of (x) the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the Oakleigh B. Thorne 2011 3-Year Annuity, the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Oakleigh Thorne GST Trust III, the Eliza Thorne Blue Revocable Trust, the Jonathan Thorne Revocable Trust, the Oakleigh B. Thorne 2013 2-Year Annuity Trust, the Oakleigh B. Thorne 2012 2-Year Annuity Trust, the Oakleigh B. Thorne May 2012 2-Year Annuity Trust and the Oakleigh B. Thorne September 2012 2-Year Annuity Trust; and (y) the following individuals: Irene Banning, Pauline Joerger, Henry F. Thorne and Jonathan Thorne;

(ii) Oakleigh Thorne, a citizen of the United States, by virtue of being (v) the beneficiary of the Oakleigh B. Thorne 2013 2-Year Annuity Trust, the Oakleigh B. Thorne 2012 2-Year Annuity Trust, the Oakleigh B. Thorne May 2012 2-Year Annuity Trust and the Oakleigh B. Thorne September 2012 2-Year Annuity Trust; (w) co-trustee of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011 and the Charlotte Bordeaux Dynasty Trust 2011; (x) trustee of the Oakleigh B. Thorne 2011 3-Year Annuity and the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997; (y) chief executive officer of Thorndale Farm, LLC; and (z) the manager and sole member of OTAC (Thorne) LLC, OTAC (Thorne) LLC is the managing member of TACA (Thorne) LLC(“TACA”) and TACA II (Thorne) LLC (“TACA II”);

(iii) OTAC (Thorne) LLC, a Delaware limited liability company, by virtue of being the managing member of TACA and TACA II;

(iv) TACA, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock; and

(v) TACA II, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock.

The persons named in (i) through (v) above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference.

(b)	The principal business address of each Reporting Person and each Covered Person is c/o Thorndale Farm, LLC, 59 Front Street, Millbrook, New York 12545.

(c)	The principal business of each of TACA and TACA II is to hold certain historical investments in the Issuer. The principal business of OTAC (Thorne) LLC, is to serve as the managing member of TACA and TACA II. The principal business of Thorndale Farm, LLC is to provide certain services to the entities, trusts and individuals listed under Item 2(a)(i) and (ii) above, pursuant to the Services Agreement as described below. Mr. Oakleigh Thorne is the sole member of OTAC (Thorne) LLC and the chief executive officer of Thorndale Farm, LLC.

(d)	During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Annex A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Annex A to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Covered Persons named in Annex A who is a natural person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares of Common Stock and preferred stock of the Issuer beneficially owned by the Reporting Persons were issued by the Issuer on December 31, 2009, in connection with the conversion of the Issuer’s limited liability company predecessor, in exchange for debt securities and common units of the Issuer’s limited liability company predecessor that had been issued upon payment of cash investments for the working capital, capital expenditure and other funding needs of the Issuer’s limited liability company predecessor. On July 1, 2010, January 28, 2011 and June 30, 2011, the Reporting Persons acquired beneficial ownership of additional shares of the Issuer’s Class A Senior Convertible Preferred Stock upon payment of cash investments for the working capital, capital expenditure and other funding needs of the Issuer.

On June 26, 2013 (the “Closing Date”), the Issuer consummated a previously announced initial public offering of the Common Stock and an aggregate 1,201.6 shares of Class A Senior Convertible Preferred Stock beneficially owned by the Reporting Persons mandatorily converted into an aggregate 1,655,153.7 shares of Common Stock, which was the result of multiplying (i) the applicable stated capital of each share of Class A Senior Convertible Preferred Stock by (ii) 2 and dividing the result by (iii) $17.00, which was the initial public offering price. The Class A Senior Convertible Preferred Stock was entitled to dividends accrued through the consummation of the Issuer’s initial public offering, which were satisfied by increasing the applicable stated capital and other adjustments. The shares issued on conversion reflected accrued dividends added to stated capital. Fractional shares of Common Stock were settled in cash.

On the Closing Date, upon consummation of the Issuer’s initial public offering, an aggregate 440.67 shares of Class A Senior Convertible Preferred Stock issued on June 30, 2011 beneficially owned by the Reporting Persons mandatorily converted into an aggregate 511,053.42 shares of Common Stock, which was the result of dividing the applicable stated capital of each share Class A Senior Convertible Preferred Stock by the then applicable conversion price, which was $9.7087. The Class A Senior Convertible Preferred Stock was entitled to dividends accrued through the consummation of the Issuer’s initial public offering, which were satisfied by increasing the applicable stated capital. The shares issued on conversion reflected accrued dividends added to stated capital. Fractional shares of Common Stock were settled in cash.

On the Closing Date, upon consummation of the Issuer’s initial public offering, an aggregate 966.23 shares of Class B Senior Convertible Preferred Stock beneficially owned by the Reporting Persons mandatorily converted into an aggregate 12,821,492.21 shares of Common Stock, which was the result of dividing the applicable stated capital of each share of Class B Senior Convertible Preferred Stock by the then applicable conversion price, which was $9.7087. The Class B Senior Convertible Preferred Stock was entitled to dividends accrued through the consummation of the Issuer’s initial public offering, which were satisfied by increasing the applicable stated capital. The shares issued on conversion reflect accrued dividends added to stated capital. Fractional shares of Common Stock were settled in cash.

On the Closing Date, upon consummation of the Issuer’s initial public offering, an aggregate 3,106.01 shares of Junior Convertible Preferred Stock beneficially owned by the Reporting Persons mandatorily converted into an aggregate 2,974,229.25 shares of Common Stock, which was the result of dividing the applicable stated capital of each share of Junior Convertible Preferred Stock by the then applicable conversion price, which was $10.4369. The Junior Convertible Preferred Stock was entitled to dividends accrued through the consummation of the Issuer’s initial public offering, which were satisfied by increasing the applicable stated capital. The shares issued on conversion reflect accrued dividends added to stated capital. Fractional shares of Common Stock were settled in cash.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4, as applicable, and the transactions described therein represent the event that triggers the requirement of filing this Schedule 13D.

Registration Rights Agreement

On December 31, 2009, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), with AC HoldCo Inc., the Class A Holders (as defined therein) (which include certain of the Reporting Persons), the Ripplewood Investors (as defined therein), and the Thorne Investors (as defined therein) (which include certain of the Reporting Persons). Under the terms of the Registration Rights Agreement, the stockholders party thereto may make a written request to the Issuer for the registration of the offer and sale of all or part of the shares subject to such registration rights (“Registrable Securities”). If the Issuer is eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, the holders of Registrable Securities may make a written request to the Issuer for the registration of the offer and sale of all or part of the Registrable Securities provided that the Registrable Securities to be registered under such short-form registration have an aggregate market value, based upon the offering price to the public, equal to at least $15.0 million. If the Issuer registers the offer and sale of any of its securities (other than a registration statement relating to an initial public offering or on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act of 1933, as amended, or to employees of the Issuer pursuant to any employee benefit plan, respectively) either on its behalf or on the behalf of other security holders, the holders of the Registrable Securities under the Registration Rights Agreement are entitled to include their Registrable Securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. Pursuant to the Registration Rights Agreement, the Issuer is not required to effect more than two demand registrations in any 12-month period or any demand registration within 180 days following the date of effectiveness of any other Registration Statement. If the board of directors of the Issuer (or an authorized committee thereof), in its reasonable good faith judgment determines that the filing of a Registration Statement will materially affect a significant transaction or would force the company to disclose confidential information which is adverse to the Issuer’s interest, then the board of directors may delay a required registration filing for periods of up to 90 days, so long as the periods do not aggregate to more than 120 days in a twelve-month period. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lockup Agreement

In connection with the closing of the Issuer’s initial public offering, Thorndale Farm, LLC (on behalf of the trusts and individuals under the Services Agreement), Mr. Thorne, TACA and TACA II, together with other stockholders holding approximately 98% of the Issuer’s Common Stock entered into lockup agreements (the “Lockup Agreements”) with the underwriters of the initial public offering. Pursuant to the Lockup Agreements, subject to certain exceptions, such Reporting Persons agreed not to sell, transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, without the prior written consent of each of (i) the Issuer’s board of directors and (ii) only following the prior written consent of the Issuer’s board of directors, the underwriters, for a period of 180 days after June 20, 2013 (the “restricted period”).

In addition, such Reporting Persons agreed that, without the prior written consent of each of (i) the Issuer’s board of directors and (ii) only following the prior written consent of the Issuer’s board of directors, the underwriters, it will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, a form of which is filed as an exhibit and incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for general investment purposes, and may elect to sell such shares in the ordinary course of business. Other than as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 24,643,183 shares of Common Stock.

The shares of Common Stock are directly held as follows: 156,922 shares are held by the Oakleigh B. Thorne 2013 2-Year Annuity Trust, 191,575 shares are held by the Oakleigh B. Thorne 2012 2-Year Annuity Trust, 52,709 shares are held by the Oakleigh B. Thorne May 2012 2-Year Annuity Trust, 289,075 shares are held by the Oakleigh B. Thorne September 2012 2-Year Annuity Trust, 420,316 shares are held by the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, 417,374 shares are held by the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, 1,231,792 shares are held by the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, 386,424 shares are held by the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, 2,844,744 shares are held by the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, 2,457,745 shares held by the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, 973,169 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, 1,103,609 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, 639,462 shares are held by the Oakleigh B. Thorne Dynasty Trust 2011, 259,523 shares are held by the Charlotte Bordeaux Dynasty Trust 2011, 314,128 shares are held by the Oakleigh B. Thorne 2011 3-Year Annuity Trust, 751,766 shares are held by the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, 9,966 shares are held by Irene Banning, 33,891 shares are held by Pauline Joerger, 143,267 shares are held by the Oakleigh Thorne GST Trust III, 105,439 shares are held by the Eliza Thorne Blue Revocable Trust, 87,243 shares are held by Henry F. Thorne, 87,243 shares are held by the Jonathan Thorne Revocable Trust and 89,376 shares are held by Jonathan Thorne, and 5,833,425 shares are held by TACA and 5,763,000 shares are held by TACA II Thorne LLC.

Mr. Thorne is the beneficiary of each of the Oakleigh B. Thorne 2013 2-Year Annuity Trust, the Oakleigh B. Thorne 2012 2-Year Annuity Trust, the Oakleigh B. Thorne May 2012 2-Year Annuity Trust and the Oakleigh B. Thorne September 2012 2-Year Annuity Trust, and each of the trusts has entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is a co-trustee of each of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76 and the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, Oakleigh B. Thorne Dynasty Trust 2011 and the Charlotte Bordeaux Dynasty Trust 2011, and each of the trusts has entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is the trustee of each of the Oakleigh B. Thorne 2011 3-Year Annuity Trust, the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997 and each of the trusts has entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by such trusts.

The shares owned directly by each of TACA and TACA II are beneficially owned indirectly by OTAC (Thorne) LLC, the managing member of TACA and TACA II. Mr. Thorne is the manager and sole member of OTAC (Thorne) LLC and as such each of OTAC (Thorne) LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by TACA and TACA II.

Each of Irene Banning, Pauline Joerger, the Oakleigh Thorne GST Trust III, the Eliza Thorne Blue Revocable Trust, Henry F. Thorne, the Jonathan Thorne Revocable Trust and Jonathan Thorne, have entered into the Service Agreement with Thorndale Farm, LLC, of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by such entities.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock.

All percentages calculated in this Schedule 13D are based upon an aggregate of 84,918,818 shares of Common Stock outstanding on the Closing Date, as reported in the prospectus, dated June 20, 2013, the Issuer filed with the Commission on June 24, 2013.

(c)	Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)	To the knowledge of the Reporting Persons, other than the trusts, individuals and entities described in Item 5(a) and (b) above, no other persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Service Agreement

Thorndale Farm, LLC has entered into an Amended and Restated Service Agreement, dated as of November 1, 2010, with each of the different trusts and individuals indicated above in this Schedule 13D, pursuant to which Thorndale Farm, LLC provides services to descendants of Oakleigh L. Thorne, the spouses of such descendants and the trustees or fiduciaries of trusts or entities created by or for the benefit of such descendants and their spouses, including investment oversight, trust administration, estate planning, accounting and non-profit activities, including, but not limited to, with respect to investments in the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of July 8, 2013.

Exhibit 2	Registration Rights Agreement, dated as of December 31, 2009, by and among AC HoldCo Inc., the Class A Holders, the Ripplewood Investors, and the Thorne Investors (incorporated by reference to Exhibit 4.3 to the Issuer’s Form S-1 filed on December 23, 2012).

Exhibit 3	Form of Lockup Agreement, entered into by and among Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and UBS Securities LLC and each of the signatories party thereto (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 11 to Form S-1 filed on June 10, 2013).

Exhibit 4	Amended and Restated Master Service Agreement, dated as of November 1, 2010, among Thorndale Farm, LLC and each of the entities and individuals from time to time party thereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2013

THORNDALE FARM, LLC

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OTAC (THORNE) LLC

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Managing Member

TACA (THORNE) LLC By: OTAC (Thorne) LLC Its: Managing Member

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Managing Member

TACA II (THORNE) LLC
By: OTAC (Thorne) LLC
Its: Managing Member

By:	/s/ Oakleigh Thorne

Name:	Oakleigh Thorne
Title:	Managing Member

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of July 8, 2013.

Exhibit 2	Registration Rights Agreement, dated as of December 31, 2009, by and among AC HoldCo Inc., the Class A Holders, the Ripplewood Investors, and the Thorne Investors (incorporated by reference to Exhibit 4.3 to the Issuer’s Form S-1 filed on December 23, 2012).

Exhibit 3	Form of Lockup Agreement, entered into by and among Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and UBS Securities LLC and each of the signatories party thereto (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 11 to Form S-1 filed on June 10, 2013).

Exhibit 4	Amended and Restated Master Service Agreement, dated as of November 1, 2010, among Thorndale Farm, LLC and each of the entities and individuals from time to time party thereto.

ANNEX A

Thorndale Farm, LLC

The following table sets forth the names and principal occupations of the sole member and executive officers Thorndale Farm, LLC.

Name	Principal Occupation
Oakleigh Thorne	Chief Executive Officer
Robert J. Voreyer	Chief Operating Officer and the Chief Investment Officer
Larry McDermott	Chief Accounting Officer

OTAC (Thorne) LLC

The following table sets forth the names and principal occupations of the sole member and executive officers OTAC (Thorne), LLC.

Name	Principal Occupation
Oakleigh Thorne	Sole and managing member

TACA (Thorne) LLC

The following table sets forth the names and principal occupations of the sole member and executive officers TACA (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member

TACA II (Thorne), LLC

The following table sets forth the names and principal occupations of the sole member and executive officers TACA II (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member